



FILE NO.
82-3911



VAL-011-05

January 31, 2005

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,



Please find enclosed the following documents:

1. Change in accounting policy for depreciation.

   Date: filed with CONASEV on January 26, 2005.

   Required by: CONASEV

2. Resolutions adopted at the January 26, 2005 Board of Directors' Meeting.

   Date: filed with CONASEV on January 26, 2005.

   Required by: CONASEV

3. Letter related to cash dividend of US$ 0.14 per Share of Common Stock.

   Date: filed with CONASEV on January 26, 2005.

   Required by: CONASEV

4. Letter related to cash dividend of US$ 0.014 per Investment Share.

   Date: filed with CONASEV on January 26, 2005.

   Required by: CONASEV

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293



5. Interim Unaudited Financial Statements for the Quarter ended December 31, 2004.

   Date: filed with CONASEV on January 26, 2005.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC



*(FREE TRANSLATION)*

**FILE N°**
**82-3911**

GF.006.05
Lima, January 26, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as "Important Event" about the resolution adopted by the Board of Directors' Meeting held on January 26, 2005:

- **Change in accounting policy for depreciation**

The Company has been entering the total depreciation directly, as an expenditure, in the statement of profit and loss.

Our outside auditors, in application of Generally Accepted Accounting Principles in Peru (NIC 2, NIC 16, among others), have recommended us to include depreciation as part of the inventory cost.

Based on the above recommendation, the Board of Directors requested the Management of the Company to change the treatment of depreciation for the fiscal year, in order to include in the inventory cost the depreciation amount related to such inventory. As a result of this change in the accounting records, the value of the Inventory as of December 2004 will increase by approximately 1,6% (S/. 3.2 million), whereby the net profit for such fiscal year will increase by approximately 3,0% (S/. 2.9 million).

Truly yours,
Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

FILE: TRACON5

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)



FILE NO.
82-3911

GF.0007.05

Lima, January 26, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on January 26, 2005:

- Application of earnings against the net distributable income corresponding to the Fiscal Year 2004.

Regarding this cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'837,542.98 against the 2004 earnings.

Dividend per Common Share US$ 0.14
Dividend per Investment Share US$ 0.014

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)



**FILE N° 82-3911**

GF.0008.05

Lima, January 26, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 26, 2005, concerning the cash dividend of US$ 0.14 per Common Share.

The record date will be February 14, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 10, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 28, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2



*(FREE TRANSLATION)*

**FILE N°
82-3911**



GF.0009.05

Lima, January 26, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on January 26, 2005, concerning the cash dividend of US$ 0.014 per Investment Share.

The record date will be February 14, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (February 10, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on February 28, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2



*(FREE TRANSLATION)*

**FILE NO.
82-3911**

GF-00010.05
Lima, January 26, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on January 26, 2005:

- Approve the interim unaudited Financial Statements for the Quarter ended December 31, 2004.

In like manner, as defined under Resolución CONASEV No. 103-99-EF/94.10, we are attaching the above mentioned Statements.

Truly yours,

| Carlos Ugás | Alvaro Morales | Juan Pablo Cock |
|---|---|---|
| Director and General Manager | Finance Manager (CFO) | General Accountant |
| | Stock Exchange Repres. | |

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

**CEMENTOS LIMA S.A.**
**Balance Sheet**
**As of December 31, 2004 and December 31, 2003**
(In thousands of constant nuevos soles)

| Assets | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Current Assets** | | |
| Cash and Banks | 7,360 | 2,846 |
| Marketable securities | | |
| Trade accounts receivable | 16,279 | 23,181 |
| Affiliates | 11,694 | 8,821 |
| Other accounts receivable | 11,293 | 7,137 |
| Inventories | 165,869 | 147,347 |
| Prepaid expenses | 5,932 | 6,543 |
| **Total Current Assets** | **218,427** | **195,875** |
| Long/Term accounts receivable | | |
| Long/Term affiliates | | |
| Other non current accounts receivable | 9,260 | 12,059 |
| Inventories | 42,525 | 33,608 |
| Investments | 28,636 | 28,686 |
| Fixed assets - Net | 628,271 | 670,647 |
| Other assets | 53,057 | 51,112 |
| **Total Non-current Assets** | **761,749** | **796,112** |
| **Total Assets** | **980,176** | **991,987** |

| Liabilities and Stockholders Equity | December 31, 2004 | December 31, 2003 |
|---|---|---|
| **Current liabilities** | | |
| Bank overdrafts and loans | 45,815 | 57,638 |
| Trade accounts payable | 39,612 | 33,119 |
| Affiliates | 3,412 | 1,920 |
| Other accounts payable | 33,535 | 27,189 |
| Current portion of long-term debts | 9,849 | 29,191 |
| **Total Current Liabilities** | **132,223** | **149,057** |
| Long-term debts | 4,924 | 16,352 |
| Deferred taxes and others. | 57,181 | 56,110 |
| **Total Non-current Liabilities** | **62,105** | **72,462** |
| **Total Liabilities** | **194,328** | **221,519** |
| **Stockholders Equity** | | |
| Capital stock | 393,168 | 393,168 |
| Investment shares | 50,788 | 50,788 |
| Legal reserves | 73,853 | 77,472 |
| Other reserves | | |
| Retained earnings | 268,039 | 249,040 |
| **Total Stockholders equity** | **785,848** | **770,468** |
| **Total Liabilities and Stockholders equity** | **980,176** | **991,987** |

M: GG GF EDC

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8812

**CEMENTOS LIMA S.A.**
**Statements of Cash Flow**
**For the period ended December 31, 2004 and 2003**
(in thousands of constant nuevos soles)

| | From January 1st until December 31, 2004 | From January 1st until December 31, 2003 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Collection to customers | 702,649 | 652,003 |
| Other collections in cash related to this activities | | |
| Others Collections related to this activities | | |
| Menos: | | |
| Payments to suppliers | (385,136) | (343,421) |
| Payment of remunerations and severance indemnities | (48,860) | (43,858) |
| Payments taxes | (77,754) | (68,485) |
| Payments of interests | (2,996) | (4,740) |
| Others Payments related to this activities | (6,091) | (1,077) |
| **Increase (Decrease) of cash and cash equiv. from operating activities** | **181,812** | **190,422** |
| **INVESTING ACTIVITIES** | | |
| Income per sale of securities | | |
| Income per disposal of fixed assets | | |
| Other income in cash related to this activity | | |
| Other collections related to this activity | 49 | |
| Less: | | |
| Payments for purchases securities | | (27,446) |
| Payments for purchases of fixed assets | (50,661) | (42,781) |
| Increase of other assets | (5,721) | (9,481) |
| Other payments related to this activity | | |
| **Increase (Decrease) of cash and cash equiv. from investing activities** | **(56,333)** | **(79,708)** |
| **FINANCING ACTIVITIES** | | |
| Issuance of shares or new contrib | | |
| Issuance of bonds and increase in loans | | 29,106 |
| Other income in cash related to this activity | | |
| Less: | | |
| Payments of bank loans | (11,823) | (4,177) |
| Payments of other long-term debts | (27,808) | (61,440) |
| Payments of dividends and other participations | (81,334) | (77,726) |
| Other payments in cash related to this activity | | |
| **Increase (Decrease) of cash and cash equiv. from financing activities** | **(120,965)** | **(114,237)** |
| **Increase (Decrease) net of cash and cash equiv.** | 4,514 | (3,523) |
| **Cash and cash equiv. Balance at the beginning of the period** | 2,846 | 6,369 |
| Gain (loss) per exposure to inflation | | |
| **Cash and cash equiv. Balance at the end of the period** | **7,360** | **2,846** |

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

**CEMENTOS LIMA S.A.**
**Profit and Loss Statements**
**For the period ended December 31, 2004 and 2003**
(In thousands of constant nuevos soles)

| | For the 3 months period ended December 31, 2004 | For the 3 months period ended December 31, 2003 | For the 12 months period ended December 31, 2004 | For the 12 months period ended December 31, 2003 |
|---|---|---|---|---|
| Net sales | 140,551 | 131,258 | 566,361 | 554,415 |
| *Other operating income* | | | | |
| **Total Gross Revenues** | **140,551** | **131,258** | **566,361** | **554,415** |
| Cost of sales | (124,986) | (60,202) | (317,012) | (308,706) |
| *Other operating cost* | | | | |
| **Total Operating Cost** | **(124,986)** | **(60,202)** | **(317,012)** | **(308,706)** |
| **Gross Profit** | **15,565** | **71,056** | **249,349** | **245,709** |
| ***Operating expenses*** | | | | |
| Selling expenses | (1,884) | (3,988) | (19,287) | (16,368) |
| Administrative expenses | 21,561 | (39,610) | (85,163) | (83,117) |
| **Operating income** | **35,242** | **27,458** | **144,899** | **146,224** |
| **Others Income (Expenses)** | | | | |
| Financial income | 476 | 453 | 1,700 | 1,621 |
| Financial expenses | (763) | (998) | (3,790) | (5,261) |
| Other income | 19,981 | 9,599 | 55,138 | 36,643 |
| Other expenses | (17,024) | (9,358) | (47,215) | (36,510) |
| Gain (Loss) due to inflation | 914 | 6,021 | 6,610 | 3,581 |
| **Income before employee profit sharing and income tax** | **38,826** | **33,175** | **157,342** | **146,298** |
| Employees' Profit Sharing - current and deferred | (4,268) | (3,745) | (16,326) | (12,136) |
| Income Tax - current and deferred | (11,740) | (9,604) | (44,507) | (38,375) |
| **Income before extraordinary items** | **22,818** | **19,826** | **96,509** | **95,787** |
| Extraordinary items -Income | | | | |
| Extraordinary items -Expenses | | | | |
| **Income before minority interest** | **22,818** | **19,826** | **96,509** | **95,787** |
| Minority interest | | | | |
| **Net income** | **22,818** | **19,826** | **96,509** | **95,787** |
| Dividends on preferent shares | | | | |
| **Income(Loss) Atributable to shareholders** | **22,818** | **19,826** | **96,509** | **95,787** |
| **Basic net income per common shares** | 0.550000 | 0.480000 | 2.310000 | 2.300000 |
| **Basic net income per investment shares** | 0.050000 | 0.050000 | 0.230000 | 0.230000 |
| **Diluted net income per common shares** | 0.550000 | 0.480000 | 2.310000 | 2.300000 |
| **Diluted net income per investment shares** | 0.050000 | 0.050000 | 0.230000 | 0.230000 |

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matrícula 8912

| RECONCILIATION OF NET INCOME (LOSS) | | |
|---|---|---|
| Net income (loss) of the period | 96,509 | 95,787 |
| Plus: | | |
| Provision for bad debts | 65 | 168 |
| Adjustments | | |
| Depreciation | 90,187 | 94,617 |
| Intangible Amortization & Write off | 3,733 | 3,923 |
| Other provisions | | |
| Loss in disposal of fixed assets | 1,585 | 2,990 |
| Provision for decrease in value of assets | 1,265 | 1,264 |
| Loss in sale of securities | | |
| Loss attributable to non-current monetary assets | | |
| Others | | |
| Less: | | |
| Adjustments | | |
| Gain in disposal of fixed assets | | |
| Gain in sale securities | | |
| Deferred income tax and deferred employee profit sharing | (1,943) | (5,553) |
| Loss (gain) due to inflation | (6,610) | (3,581) |
| Gain attributable to non-current monetary liabilities | | |
| Others | | |
| | | |
| Net changes in assets and liabilities: | | |
| (Increase) Decrease of trade accounts receivable | 6,837 | (6,012) |
| (Increase) Decrease of accounts receivable from affiliates | (2,873) | (6,599) |
| (Increase) Decrease of others accounts receivable | (1,357) | 12,112 |
| (Increase) Decrease of inventories | (27,439) | (6,622) |
| (Increase) Decrease in prepaid expenses | 611 | 2,370 |
| Increase (Decrease) in trade accounts payable | 6,493 | 722 |
| Increase (Decrease) in accounts payable from affiliates | 1,492 | (4,858) |
| Increase (Decrease) in other accounts payable | 13,257 | 9,694 |
| **Increase (Decrease) of cash and cash equiv. from operating activities** | 181,812 | 190,422 |

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

**CEMENTOS LIMA S.A.**
**STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY**
**For the period ended December 31, 2004 and 2003**
(In thousands of constant nuevos soles)

| | Capital | Labor Shares | Legal Reserve | Other Reserves | Retained Earnings | Total |
|---|---|---|---|---|---|---|
| **Initial balance at January 01,2003** | 393,168 | 50,788 | 79,021 | | 192,186 | 715,163 |
| 1 Dividends Declared | | | | | (36,955) | (36,955) |
| 2 Capitalization of reinvested investments | | | | | | |
| 3 Net Income | | | | | 95,787 | 95,787 |
| 4 Others | | | (1,549) | | (1,978) | (3,527) |
| **Final Balance at December 31, 2003** | **393,168** | **50,788** | **77,472** | | **249,040** | **770,468** |
| **Initial balance at January 01, 2004** | 393,168 | 50,788 | 77,472 | | 249,040 | **770,468** |
| 1 Dividends Declared | | | | | (81,334) | (81,334) |
| 2 Net Income | | | | | 96,509 | 96,509 |
| 3 Others | | | (3,619) | | 3,824 | 205 |
| **Final Balance at December 31, 2004** | **393,168** | **50,788** | **73,853** | | **268,039** | **785,848** |

CEMENTOS LIMA S. A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. [illegible]

**CEMENTOS LIMA S.A.**
**Totales Adicionales**

| Codigo | Descripcion | Observaciones | 2004 |
|---|---|---|---|
| T010 | CURRENT COMMON SHARES (units) | No decimals to be considered | 36926629 |
| T020 | CURRENT INVESTMENT SHARES (units) | No decimals to be considered | 47701066 |
| T030 | NOMINAL VALUE OF COMMON SHARES (soles) | Include 2 decimals with no dot. Example: If S/10.00, then 1000. | 1000 |
| T040 | NOMINAL VALUE OF INVESTMENT SHARES (soles) | Include 2 decimals with no dot. Example: If S/1.00, then 100. | 100 |
| T050 | ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles) | No decimals to be considered | 862 |
| T060 | ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles) | No decimals to be considered | |
| T070 | ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles) | No decimals to be considered | 20 |
| T080 | ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles) | No decimals to be considered | 36812 |
| T090 | ACCUMULATED DEPRECIATION (thousands soles) | No decimals to be considered | 1218771 |
| T100 | ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles) | No decimals to be considered | |
| T110 | REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles) | No decimals to be considered | 50661 |
| T120 | ASSETS REVALUATION (thousands soles) | No decimals to be considered | 18800 |

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912